Contact

www.linkedin.com/in/alexisbotaya (LinkedIn)

www.elocance.com (Company)

Top Skills

Entrepreneurship

Digital Media

Trend Forecasting

Languages

Spanish (Professional Working)

French (Native or Bilingual)

English (Full Professional)

Certifications

Guy Kawasaki on Entrepreneurship

Publications

Livre : "100 innovations qui vont changer le monde (en mieux)"

Livre : "Le Guide de L'ecofood"

Livre : "Les 100 innovations qui vont changer le monde"

Livre : "2h pour booster ma créativité"

Livre : "Créez le job de vos rêves et la vie qui va avec"

Alexis Botaya

Co-Founder @ eloaudio (Techstars '22)

Paris

Summary

Entrepreneur dedicated to innovation and future of work - Happy cofounder of a young and growing start-up : eloaudio.com - Fan of creative sciences and entrepreneurship.

At eloaudio, we believe that people have unlimited potential. That's why we created an app that converts any article, document, email or newsletter into an audio playlist, instantly, allowing users to learn and read (by listening) on the go. We are strongly engaged in building the the future of work across various industries, by helping teams and employee learn faster and better. Please visit : https://www.eloaudio.com. Want to work with us? Shoot me an email at alexis@eloaudio.com

I also founded Soon Soon Soon, the 1st crowdsourced online media and company about innovation. We manage a community of +1,800 innovation spotters all over the world, spotting the most inspiring start-ups, scientific discoveries and designers creations. Our job then : helping companies drive innovation and target raising trends, most innovative and promising markets.

On my free time, I write books about entrepreneurship and pursue my passion for understanding the psychology and mechanisms of creativity. For all speaking inquiries on innovation and creativity, please visit: http://www.alexisbotaya.com/

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Experience

elo audio

Co-Founder

January 2019 - Present (3 years 4 months)

Paris Area, France

At eloaudio - a Techstars portfolio company - we believe that people have unlimited potential. That's why we created an app that allows teams to share and consume content more easily, in audio. It works like a Spotify for team's important content, helping busy professionals share and consume content with their team, no matter where they are. Please visit : https://www.eloaudio.com. Want to work with us? Shoot me an email at alexis@eloaudio.com

CANAL+
Columnist at C8
September 2017 - September 2018 (1 year 1 month)
Paris Area, France

Columnist on "William A Midi" TV daily program, on C8, Canal+ group, presented by William Leymergie. Presenting creative and tech' ideas from all around the world, and debating with the guests and other columnists on innovation, tech' and creativity.

Soonsoonsoon.com
Co-founder & CEO (exit 2016)
June 2011 - December 2017 (6 years 7 months)
Paris

At Soon Soon Soon we manage a community of +1,800 innovation spotters all over the world, dedicated to creativity and spotting the best and most inspiring start-ups, scientific discoveries and designers creations. We help leaders and companies engage in digital transformation and to innovate. On the web media, we handle an audience of more than 450,000 readers.

La Presse
Journalist & ghostwriter
October 2007 - September 2013 (6 years)
Paris, Montréal

2x books writing & editing for entrepreneurial figures. Writing as scientific & tech' journalist for National Geographic / Espaces Magazine (Groupe LaPresse, Montreal). Writing as innovation expert for We Demain / INfluencia / TerraEco / 20 MINUTES / Stratégies

Edelman
Communication & content Senior Consultant
October 2008 - October 2009 (1 year 1 month)
Paris Area, France

Communication consulting

Strategic planning

Think-Tank
General Manager
September 2005 - October 2008 (3 years 2 months)
Paris Area, France

Publication & Reseach monitoring on innovation & sustainable development

Public relations & Communication

Communication tools development

Knowledge management

General management

Education

Institut d'Etudes politiques de Paris
Master's Degree, Public Relations, Advertising, and Applied
Communication · (2002 - 2005)

AgroParisTech - Institut des sciences et industries du vivant et de
l'environnement
Engineer's Degree, Computer and Information Sciences, Health and
Biology · (1999 - 2002)